Filed by Interactive Intelligence Group, Inc. (an Indiana corporation)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Interactive Intelligence, Inc. (an Indiana corporation)
Registration No. 333-173435

Interactive Intelligence Reports 2011 First-Quarter Operating Results
Revenues increase 36 percent; total orders up 55 percent

INDIANAPOLIS, April 25, 2011 -- Interactive Intelligence (Nasdaq: ININ), a global provider of unified IP business communications solutions, has announced operating results for the three months ended March 31, 2011.

The company reported revenues of $47.7 million, an increase of 36 percent from revenues of $35.0 million in the first quarter of 2010. Product revenues increased by 32 percent, recurring revenues by 30 percent, and services revenues by 88 percent compared to the 2010 first quarter.

First-quarter operating results included the following:
-
On a generally accepted accounting principles (GAAP) basis, net income of $3.1 million in 2011, with diluted earnings per share (EPS) of $0.16, compared to net income of $1.9 million in 2010, or EPS of $0.10.

-	Net income on a non-GAAP* basis of $5.5 million in 2011, with EPS of $0.28, compared to non-GAAP net income of $4.2 million in 2010, or EPS of $0.22.
-	GAAP operating income of $4.9 million in 2011, up 23 percent from $4.0 million in 2010.
-	Non-GAAP operating income of $6.8 million in 2011, up 34 percent from 2010.
-	Other expense of $123,000 in 2011, compared to $733,000 in 2010, reflecting foreign currency translation losses in both years.
-	An increase in cash flows from operations to $6.7 million in 2011, compared to $5.3 million in 2010.

For the first quarter of 2011, non-GAAP net income and EPS excluded charges for stock-based compensation of $1.3 million, or EPS of $0.07, purchase accounting adjustments of $510,000, or EPS of $0.03, and non-cash income tax expense of approximately $549,000, or EPS of $0.02.

For the first quarter of 2010, non-GAAP net income and EPS excluded charges for stock-based compensation of $1.0 million, or EPS of $0.05, and non-cash income tax expense of $1.2 million, or EPS of $0.07.

Cash and investment balances, including long-term investments, as of March 31, 2011, increased to $91.9 million with no debt.

“We again saw strong year-over-year order increases across all major geographies and product groups,” said Interactive Intelligence founder and CEO, Dr. Donald E. Brown. “Total orders were up 55 percent over the first quarter of 2010, which included a near tripling in cloud-based contracts year-over-year. We’re executing well on our sales and marketing plans and are benefiting from an increase in new opportunities as a result of our relationships with key strategic partners.”

During the first quarter of 2011, the company was also named a “2011 Service Leader” by CRM Magazine and a "Need to Know Vendor” by Computer Reseller News.

On April 11, 2011, Interactive Intelligence announced that it will ask shareholders at its 2011 annual shareholder meeting to vote on a proposal to reorganize the company as a holding company incorporated in Indiana. The annual meeting is scheduled for June 10, 2011 at 9 a.m., Eastern time (EDT) at the company's world headquarters located at 7601 Interactive Way, Indianapolis, Indiana 46278. Shareholders of record as of the close of business on April 21, 2011 will be entitled to vote by proxy or in person at the annual meeting.

Interactive Intelligence and Interactive Intelligence Group, Inc., its wholly owned subsidiary, have filed a registration statement with the Securities and Exchange Commission (SEC) that includes a preliminary proxy statement/prospectus and other relevant documents in connection with the proposed reorganization. More information regarding the proposed reorganization is available on the company's website at www.inin.com, under the "About Us" tab.

Interactive Intelligence will host a first quarter 2011 earnings conference call April 25 at 4:30 p.m. Eastern time (EDT) featuring Dr. Brown and the company’s CFO, Stephen R. Head. A live Q&A session will follow opening remarks.

To access the teleconference, please dial 1.877.324.1969 at least five minutes prior to the start of the call. Ask for the teleconference by the following name: "Interactive Intelligence first quarter earnings call."

The teleconference will also be broadcast live on the company's investor relations' page at http://investors.inin.com. An archive of the teleconference will be posted following the call.

About Interactive Intelligence, Inc.
Interactive Intelligence, Inc. (Nasdaq: ININ) is a global provider of unified business communications solutions for contact center automation, enterprise IP telephony, and business process automation. The company’s solutions, which can be deployed via an on-premise or hosted model, include vertical-specific applications for insurance and collections. Interactive Intelligence was founded in 1994 and has more than 4,000 customers worldwide. The company is among Software Magazine’s 2010 Top 500 Global Software and Services Suppliers, and Forbes Magazine’s 2010 Best Small Companies in America. Interactive Intelligence is also positioned in the leaders’ quadrant of the Gartner Magic Quadrant for Contact Center Infrastructure, Worldwide report (Feb. 22, 2010). The company employs more than 800 people and is headquartered in Indianapolis, Indiana. It has 19 offices throughout North America, Latin America, Europe, Middle East, Africa and Asia Pacific. Interactive Intelligence can be reached at +1 317.872.3000 or info@inin.com; on the Net: www.inin.com.

Interactive Intelligence Forward-Looking Statement Disclosure
This release contains certain forward-looking statements that involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are the following: rapid technological changes in the industry; the company's ability to maintain profitability; to manage successfully its growth; to manage successfully its increasingly complex third-party relationships resulting from the software and hardware components being licensed or sold with its solutions; to maintain successful relationships with certain suppliers which may be impacted by the competition in the technology industry; to maintain successful relationships with its current and any new partners; to maintain and improve its current products; to develop new products; to protect its proprietary rights adequately; to successfully integrate acquired businesses; and other factors described in the company's SEC filings, including the company's latest annual report on Form 10-K.

* Non-GAAP Measures
The non-GAAP measures shown in this release include revenue which was not recognized on a GAAP basis due to purchase accounting adjustments and exclude non-cash stock-based compensation expense for stock options, the amortization of certain intangible assets related to acquisitions by the company and non-cash income tax expense. Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are included with the financial information included in this press release. These measures are not in accordance with, or an alternative for, GAAP and may be different from non-GAAP measures used by other companies. Stock-based compensation expense and amortization of intangibles related to acquisitions are non-cash and income tax expense is primarily non-cash. Management believes that the presentation of non-GAAP results, when shown in conjunction with corresponding GAAP measures, provides useful information to management and investors regarding financial and business trends related to the company's results of operations. Further, management believes that these non-GAAP measures improve management's and investors' ability to compare the company's financial performance with other companies in the technology industry. Because stock-based compensation expense, non-cash income tax expense amounts and amortization of intangibles related to acquisitions can vary significantly between companies, it is useful to compare results excluding these amounts. Management also uses financial statements that exclude stock-based compensation expense related to stock options, non-cash income tax amounts and amortization of intangibles related to acquisitions for its internal budgets.

Where to Find Additional Information
Interactive Intelligence, Inc. and Interactive Intelligence Group, Inc. (ININ Group) have filed a registration statement that includes a preliminary proxy statement/prospectus and other relevant documents in connection with the proposed reorganization. INTERACTIVE INTELLIGENCE SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE DOCUMENTS AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN FILED AND MAILED, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. The definitive proxy statement/prospectus will be mailed to Interactive Intelligence shareholders prior to the shareholder meeting. In addition, investors may obtain a free copy of the preliminary proxy statement/prospectus and other filings containing information about Interactive Intelligence, ININ Group, and the proposed reorganization, from the SEC at the SEC’s website at http://www.sec.gov. In addition, copies of the preliminary proxy statement/prospectus and other filings containing information about Interactive Intelligence, ININ Group, and the proposed reorganization can be obtained without charge by sending a request to Interactive Intelligence, Inc., 7601 Interactive Way, Indianapolis, Indiana 46278, Attention: Investor Relations; by calling (317) 872-3000; or by accessing them on Interactive Intelligence, Inc.’s investor relations Web page at http://investors.inin.com/.

Participants in the Solicitation
Interactive Intelligence, its directors, executive officers, certain other members of management, and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Interactive Intelligence in favor of the proposed holding company reorganization. Additional information regarding the interests of potential participants in the proxy solicitation is included in the preliminary proxy statement/prospectus and will be included in the definitive proxy statement/prospectus and other relevant documents that Interactive Intelligence and ININ Group have filed and intend to file with the SEC in connection with the annual meeting of shareholders of Interactive Intelligence, Inc.

This press release is being made pursuant to and in compliance with the Securities Act of 1933, as amended, and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. Any offer of the securities will be made solely by means of a prospectus included in the registration statement and any prospectus supplement that may be issued in connection with such offering.

Interactive Intelligence Inc. is the owner of the marks INTERACTIVE INTELLIGENCE, its associated LOGO and numerous other marks. All other trademarks mentioned in this document are the property of their respective owners.

ININ-G

Contacts:
Stephen R. Head
Chief Financial Officer
Interactive Intelligence Inc.
+1 317.715.8412
steve.head@inin.com

Christine Holley
Director of Market Communications
Interactive Intelligence Inc.
+1 317.715.8220
christine.holley@inin.com

Follow Interactive Intelligence:
Twitter: http://www.inin.com/twitter
Blog: www.inin.com/blog
YouTube: http://www.inin.com/YouTube
Facebook: http://www.inin.com/facebook
LinkedIn: http://www.inin.com/linkedin

###

Interactive Intelligence, Inc.
Condensed Consolidated Statements of Income
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended
	March 31,
	2011	2010
Revenues:
Product	$20,766	$15,786
Recurring	20,746	15,925
Services	6,218	3,312
Total revenues	47,730	35,023
Costs of revenues:
Product	6,196	4,799
Recurring	5,282	3,423
Services	3,712	2,174
Amortization of intangible assets	35	16
Total cost of revenues	15,225	10,412
Gross profit	32,505	24,611
Operating expenses:
Sales and marketing	14,157	10,352
Research and development	8,147	6,425
General and administrative	5,095	3,836
Amortization of intangible assets	184	9
Total operating expenses	27,583	20,622
Operating income	4,922	3,989
Other income (expense):
Interest income, net	43	42
Other expense	(166)	(775)
Total other income (expense)	(123)	(733)
Income before income taxes	4,799	3,256
Income tax expense	1,704	1,388
Net income	$3,095	$1,868

Net income per share:
Basic	$0.17	$0.11
Diluted	0.16	0.10

Shares used to compute net income per share:
Basic	18,417	17,320
Diluted	19,780	18,708

Interactive Intelligence, Inc.
Reconciliation of Supplemental Financial Information
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended
	March 31,
	2011	2010

Net income, as reported	$3,095	$1,868
Purchase accounting adjustments:
Increase to revenues:
Recurring	59	7
Services	31	2
Reduction of operating expenses:
Customer relationships	139	9
Technology	35	16
Non-compete agreements	45	-
Acquisition costs	201	-
Total	510	34
Non-cash stock-based compensation expense:
Cost of recurring revenues	105	31
Cost of services	25	48
Sales and marketing	392	324
Research and development	408	298
General and administrative	388	311
Total	1,318	1,012
Non-cash income tax expense	549	1,241
Non-GAAP net income	$5,472	$4,155

Operating income, as reported	$4,922	$3,989
Purchase accounting adjustments	510	34
Non-cash stock-based compensation expense	1,318	1,012
Non-GAAP operating income	$6,750	$5,035

Diluted EPS, as reported	$0.16	$0.10
Purchase accounting adjustments	0.03	0.00
Non-cash stock-based compensation expense	0.07	0.05
Non-cash income tax expense	0.02	0.07
Non-GAAP diluted EPS	$0.28	$0.22

Interactive Intelligence, Inc.
Condensed Consolidated Balance Sheets
(in thousands)

	March 31,	December 31,
	2011	2010
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$51,870	$48,300
Short-term investments	34,439	37,582
Accounts receivable, net	37,295	36,130
Deferred tax assets, net	5,112	5,499
Prepaid expenses	9,054	7,456
Other current assets	4,773	4,989
Total current assets	142,543	139,956
Long-term investments	5,566	-
Property and equipment, net	11,877	10,336
Deferred tax assets, net	2,494	2,765
Goodwill	14,567	11,371
Intangible assets, net	12,068	11,001
Other assets, net	931	803
Total assets	$190,046	$176,232

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$15,139	$16,364
Accrued compensation and related expenses	5,303	6,553
Deferred product revenues	4,989	3,350
Deferred services revenues	47,109	43,281
Total current liabilities	72,540	69,548
Deferred revenue	8,935	7,420
Total liabilities	81,475	76,968

Shareholders' equity:
Preferred stock	-	-
Common stock	186	182
Additional paid-in-capital	109,990	103,837
Accumulated other comprehensive income	(235)	(290)
Accumulated deficit	(1,370)	(4,465)
Total shareholders' equity	108,571	99,264
Total liabilities and shareholders' equity	$190,046	$176,232

Interactive Intelligence, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Three Months Ended
	March 31,
	2011	2010

Operating activities:
Net income	$3,095	$1,868
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation, amortization and other non-cash items	1,481	1,059
Stock-based compensation expense	1,318	1,012
Tax benefits from stock-based payment arrangements	(862)	(1,251)
Deferred income tax	34	(150)
Accretion of investment income	(682)	27
Changes in operating assets and liabilities:
Accounts receivable	(49)	5,110
Prepaid expenses	(1,311)	(346)
Other current assets	272	(47)
Other assets	(128)	53
Accounts payable and accrued liabilities	(1,598)	143
Accrued compensation and related expenses	(1,585)	(1,304)
Deferred product revenues	1,793	(615)
Deferred services revenues	4,889	(214)
Net cash provided by operating activities	6,667	5,345

Investing activities:
Sales of available-for-sale investments	21,028	2,550
Purchases of available-for-sale investments	(22,740)	(7,828)
Purchases of property and equipment	(2,139)	(985)
Acquisition, net of cash	(4,111)	-
Unrealized gain on investment	26	-
Net cash used in investing activities	(7,936)	(6,263)

Financing activities:
Proceeds from stock options exercised	3,881	691
Proceeds from issuance of common stock	96	158
Tax benefits from stock-based payment arrangements	862	1,251
Net cash provided by financing activities	4,839	2,100

Net increase in cash and cash equivalents	3,570	1,182
Cash and cash equivalents, beginning of period	48,300	48,497
Cash and cash equivalents, end of period	$51,870	$49,679

Cash paid during the period for:
Interest	$-	$1
Income taxes	842	318

Other non-cash item:
Purchases of property and equipment payable at end of period	$746	$57

Condensed Consolidated Statements of Income - GAAP
(in thousands, except per share amounts)
(unaudited)
	2010					2011
	Q1	Q2	Q3	Q4	Total	Q1

Revenues:
Product	$15,786	$18,315	$20,671	$25,045	$79,817	$20,766
Recurring	15,925	16,322	16,595	19,898	68,740	20,746
Services	3,312	4,174	4,565	5,707	17,758	6,218
Total revenues	35,023	38,811	41,831	50,650	166,315	47,730
Costs of revenues:
Product	4,799	5,502	6,198	7,369	23,868	6,196
Recurring	3,423	4,043	4,302	5,223	16,991	5,282
Services	2,174	2,144	2,465	3,005	9,788	3,712
Amortization of intangibles	16	16	16	35	83	35
Total cost of revenues	10,412	11,705	12,981	15,632	50,730	15,225
Gross profit	24,611	27,106	28,850	35,018	115,585	32,505
Operating expenses:
Sales and marketing	10,352	11,480	12,106	13,134	47,072	14,157
Research and development	6,425	6,945	7,193	7,786	28,349	8,147
General and administrative	3,836	4,013	3,935	4,800	16,584	5,095
Amortization of intangibles	9	9	9	184	211	184
Total operating expenses	20,622	22,447	23,243	25,904	92,216	27,583
Operating income	3,989	4,659	5,607	9,114	23,369	4,922
Other income (expense):
Interest income, net	42	67	120	111	340	43
Other income (expense)	(775)	(590)	337	(118)	(1,146)	(166)
Total other income (expense)	(733)	(523)	457	(7)	(806)	(123)
Income before income taxes	3,256	4,136	6,064	9,107	22,563	4,799
Income tax expense	1,388	1,680	2,561	2,033	7,662	1,704
Net income	$1,868	$2,456	$3,503	$7,074	$14,901	$3,095

Net income per share:
Basic	$0.11	$0.14	$0.20	$0.39	$0.85	$0.17
Diluted	$0.10	$0.13	$0.19	$0.37	$0.79	$0.16

Shares used to compute net income per share:
Basic	17,320	17,445	17,524	17,956	17,563	18,417
Diluted	18,708	18,772	18,695	19,302	18,894	19,780

Condensed Consolidated Statements of Income - Non-GAAP
(in thousands, except per share amounts)
(unaudited)
	2010					2011
	Q1	Q2	Q3	Q4	Total	Q1

Revenues:
Product	$15,786	$18,315	$20,671	$25,045	$79,817	$20,766
Recurring	15,932	16,323	16,595	19,978	68,828	20,805
Services	3,314	4,175	4,566	5,707	17,762	6,249
Total revenues	35,032	38,813	41,832	50,730	166,407	47,820
Costs of revenues:
Product	4,799	5,502	6,198	7,369	23,868	6,196
Recurring	3,392	3,983	4,234	5,155	16,764	5,177
Services	2,126	2,141	2,447	2,980	9,694	3,687
Total cost of revenues	10,317	11,626	12,879	15,504	50,326	15,060
Gross profit	24,715	27,187	28,953	35,226	116,081	32,760
Operating expenses:
Sales and marketing	10,028	11,162	11,774	12,878	45,842	13,765
Research and development	6,127	6,647	6,908	7,489	27,171	7,739
General and administrative	3,525	3,728	3,609	4,383	15,245	4,506
Total operating expenses	19,680	21,537	22,291	24,750	88,258	26,010
Operating income	5,035	5,650	6,662	10,476	27,823	6,750
Other income (expense):
Interest income, net	42	67	120	111	340	43
Other income (expense)	(775)	(590)	337	(118)	(1,146)	(166)
Total other income (expense)	(733)	(523)	457	(7)	(806)	(123)
Income before income taxes	4,302	5,127	7,119	10,469	27,017	6,627
Income tax expense	147	133	151	55	486	1,155
Net income	$4,155	$4,994	$6,968	$10,414	$26,531	$5,472

Net income per share:
Basic	$0.24	$0.29	$0.40	$0.58	$1.51	$0.30
Diluted	0.22	0.27	0.37	0.54	1.40	0.28

Shares used to compute net income per share:
Basic	17,320	17,445	17,524	17,956	17,563	18,417
Diluted	18,708	18,772	18,695	19,302	18,894	19,780

Supplemental Data
(Dollars in thousands)

	2010					2011
	Q1	Q2	Q3	Q4	Total	Q1
Non-GAAP Adjustments:
Purchase accounting adjustments:
Increase to revenues:
Recurring	$7	$1	$-	$80	$88	$59
Services	2	1	1	-	4	31

Reduction of operating expenses:
Customer relationships	9	9	9	139	166	139
Technology	16	16	16	35	83	35
Non-compete agreements	-	-	-	45	45	45
Acquisition costs	-	-	-	89	89	201
Total purchase accounting adjustments	$34	$27	$26	$388	$475	$510

Stock-based compensation expense:
Costs of recurring revenues	$31	$60	$68	$68	$227	$105
Costs of services revenues	48	3	18	25	94	25
Sales and marketing	324	318	332	256	1,230	392
Research and development	298	298	285	297	1,178	408
General and administrative	311	285	326	328	1,250	388
Total	$1,012	$964	$1,029	$974	$3,979	$1,318

Non-cash income tax expense	$1,241	$1,547	$2,410	$1,978	$7,176	$549

Other Information:
Margins (GAAP):
Product	69.6%	70.0%	70.0%	70.6%	70.1%	70.2%
Recurring	78.5%	75.2%	74.1%	73.8%	75.3%	74.5%
Services	34.4%	48.6%	46.0%	47.3%	44.9%	40.3%
Overall	70.3%	69.8%	69.0%	69.1%	69.5%	68.1%

Year-over-year Revenue Growth (GAAP):
Product	20.7%	10.6%	32.5%	38.5%	26.0%	31.5%
Recurring	18.8%	23.2%	15.7%	34.4%	23.2%	30.3%
Services	10.7%	35.0%	41.6%	91.3%	44.5%	87.7%
Overall	18.8%	18.0%	26.1%	41.2%	26.6%	36.3%

Orders:
Over $1 million	3	2	9	5	19	3
Between $250,000 and $1 million	11	18	16	26	71	24

Number of new customers	71	62	48	77	258	65

Average new customer order:
Overall	$135	$178	$318	$225	$206	$275
Cloud-based	535	446	617	139	401	488